McDermott Will & Emery LLP

28 State Street

Boston, Massachusetts 02109-1775

Office: 617/535-4034

Facsimile: 617/535-3800

November 25, 2008

VIA EDGAR

Rufus Decker, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-0405

Re:	Comment Letter Dated
October 29, 2008 Regarding
Barnes Group Inc.
Form 10-K, for the fiscal year ended December 31, 2007
Form 10-Q for the periods ended March 31, 2008 and June 30, 2008
File No. 1-4801

Dear Mr. Decker:

This to confirm on behalf of Barnes Group Inc. (the "Company") that the Company now intends to respond to the comment letter by response letter filed on EDGAR as soon as practicable and not later than December 12, 2008, as discussed with your colleague Chambre Malone in a telephone conversation today.

Very truly yours,

/s/ David A. Cifrino, P.C.

cc:	Brigitte Lippmann, Legal Branch Chief
Chambre Malone, Staff Attorney
Jeffrey Gordon, Staff Accountant
Francis C. Boyle, Jr., Barnes Group Inc.